FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: August 20, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-16 August 19, 2003

FINANCING UPDATE

VANCOUVER, B.C. — Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the “Company” or “Eldorado”) (TSX: ELD) is pleased to announce that the Company has received a receipt for its final short form prospectus relating to the sale of 20,000,000 Units (NR Aug.6, 2003) at a price of CDN$3.10 per Unit (the “Issue Price”), for gross proceeds of CDN$62.0 million, pursuant to an agreement with a syndicate of underwriters led by Orion Securities Inc. and including National Bank Financial Inc., Sprott Securities Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Westwind Partners Inc., Salman Partners Inc., Research Capital Corporation (the “Underwriters”). Each Unit consists of one Common Share and one-half of one Common Share Purchase Warrant of the Company. Each whole Common Share Purchase Warrant will entitle its holder to acquire one Common Share of Eldorado at a price of CDN$4.10 per Common Share for a period of 12 months following the closing date of the offering, expected to occur on or about August 25, 2003 (the “Closing”).

In addition, the Company granted to the Underwriters an option (the “Underwriters’ Option”), exercisable up until 24 hours prior to the Closing, to purchase up to an additional 5,000,000 Units at the Issue Price for an additional CDN$15.5 million of gross proceeds to the Company. On August 18, 2003 the Company received formal notice from the Underwriters of the exercise of the Underwriters Option. The total gross proceeds to the Company after the exercise of the Underwriters’ Option will be CDN$77.5 million

The net proceeds of the offering will be used to complete the construction of the Kisladag Mine and for general corporate purposes.

The securities being offered have not been, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine. In Turkey, we continue to expand our asset base, with a resource of approximately 9.5 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

NOT FOR DISTRIBUTION TO THE US. NEWS WIRE SERVICES

ON BEHALF OF
ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form. Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of the potential of Eldorado’s properties and expectation of growth. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release. This and other news releases complete with graphic attachments, if any, are available at the Company’s website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

www.eldorado.gold.com